UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012	File No.: 001-31891
TRANSGLOBE ENERGY CORPORATION
(Translation of registrant's name into English)

#2300, 250 – 5th Street S.W., Calgary, AB T2P 0R4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[           ] Form 20-F   [ x ] Form 40-F
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [           ] No [ x ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH
Exhibits

99.1	Third Quarter 2012 Financial Report

99.2	Third Quarter 2012 MD&A

99.3	Third Quarter 2012 Financials

99.4	Third Quarter Form 52-109F2 (CEO)

99.5	Third Quarter Form 52-109F2 (CFO)

99.6	Third Quarter Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date:	November 8, 2012	By:	/s/ Randy Neely
Randy Neely
Vice President Finance & CFO